
July 19, 2013

<u>Via E-mail</u>
Daniel Thompson
Chief Executive Officer
Cardiff International, Inc.
2747 Paradise Road Unit 1103
Las Vegas, NV 89109

> **Re: Cardiff International, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 12, 2013**
> **File No. 000-49709**

Dear Mr. Thompson:

     We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated June 28, 2013.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you did not provide written responses to our prior comment letter or file a copy of the revised information statement marked to show changes. Please respond to the following comments by (a) amending your filing as appropriate and including a marked copy of your revisions and (b) filing a written response.

2.   We reissue prior comment 1 in its entirety. As previously noted, Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of 51% of the shares of common stock in favor of the proposals outlined in the information statement. In your response letter, please identify these stockholders and the percentage of votes they each represent and describe their relationships with the company. Please also tell us the sequence of events through which

these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

3.   We reissue prior comment 2 in its entirety. As you have not provided the information requested pursuant to that comment. Although we note your disclosures on page 7 stating that you are behind in your filing obligations, this disclosure does not appear responsive to our comment, insofar as you have not indicated how your late filings impact or when you expect to become current with respect to your filing obligations. In addition, we note your statement that further investments will bring you into compliance with your filing obligations under the Exchange Act; however, it is unclear how capital raising would impact your reporting obligations.

4.   As previously requested, please provide a written statement from the company that includes the representations we included in the penultimate paragraph of our prior letter.

Advantages and Disadvantages of the Increase to the Authorized Shares, page 4

5.   We reissue prior comment 6 as it does not appear that you have included illustrative quantitative examples of the dilutive consequences of the issuance of Series A and B Preferred Stock. This discussion should also address the dilutive effects related to conversion of preferred shares.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel